UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

AGM Group Holdings Inc. Entered into Equity Transfer Agreement for the Sale of Nanjing Lucun

On May 6, 2025, the Hong Kong subsidiary of AGM Group Holdings Inc., AGM Technology Limited (“AGM HK”), entered into an Equity Transfer Agreement by and among AGM HK, Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”) and Hong Kong Giant Electronics Co., Limited (“Giant Electronics”) for the sale of shares of Nanjing Lucun held by AGM HK to Giant Electronics (the “Equity Transfer Agreement”).

Nanjing Lucun is a wholly-owned subsidiary of AGM HK incorporated in the PRC and principally producing high-performance hardware and computing equipment. Pursuant to the Equity Transfer Agreement, AGM HK will sell 100% of the Nanjing Lucun shares it holds to Giant Electronics for a total transfer consideration of US$57,450,000. The closing of the sale contemplated under the Equity Transfer Agreement is subject to certain closing conditions.

The descriptions of the Equity Transfer Agreement herein are qualified in its entirety by reference to the Equity Transfer Agreement, which is filed as Exhibit 99.1 to this Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AGM Group Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AGM Group Holdings Inc.’s filings with the SEC. All information provided in this report is as of the date of this report, and AGM Group Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
99.1	English Translation of Equity Transfer Agreement dated May 6, 2025, by and among AGM Technology Limited, Nanjing Lucun Semiconductor Co., Ltd.and Hong Kong Giant Electronics Co., Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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